Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: November 19, 2004

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR     ISIN: ZAE000015228

(“Harmony”)

NEWS RELEASE FROM HARMONY

18 November 2004

Competition Tribunal rules in Harmony’s favour

The Competition Tribunal today dismissed with costs an application by Gold Fields Limited (“Gold Fields”) to interdict the Early Settlement Offer. The Early Settlement Offer will therefore continue to be implemented as announced and will close on 26th November 2004.

“Gold Fields has been spectacularly unsuccessful in trying to frustrate Harmony’s offers through every possible legal and regulatory means in South Africa. It continues with litigation in the United States that we believe has no merit. One has to seriously question the objectives of the Gold Fields’ board. It appears that Gold Fields’ management do not understand their fiduciary duties,” said CE Bernard Swanepoel.

ENDS

Issued by (direct line, mobile, email):

Harmony Gold

Ferdi Dippenaar	+2711684 0140	+27 82 807 3684
Corne Bobbert	+2711684 0146	+27 83 380 6614

South Africa - Beachhead Media & Investor Relations

Jennifer Cohen	+27 (0)11 214 2401	+27 (0)82 468 6469
jennifer@bmsa.co.za
Patrick Lawlor	+27 (0)11 214 2410	+27 (0)82 459 6709
patrick@bmsa.co.za

United States – Financial Dynamics Business Communications

Hollis Rafkin-Sax	+1 212 850 5789	+1 917 509 0255
hrafkin-sax@fd-us.com
Torie Pennington	+1 212 850 5629	+1 917 838 1369
tpennington@fd-us.com

United Kingdom – Financial Dynamics Business Communications

Nic Bennett	+44(0)207 269 7115	+44(0)7979 536 619
nic.bennett@fd.com
Charles Watenphul	+44(0)207 269 7216	+44(0)7866 438 013
charles.watenphul@fd.com

US Information Agent - MacKenzie Partners, Inc

Daniel Burch +212 929 5500 proxy@mackenziepartners.com Steve Balet +800 322 2885

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on October 5, 2004, as amended, and any other documents filed with or furnished to the SEC by Harmony at www.sec.gov.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this announcement should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.